Exhibit 4.49
EXCLUSIVE EMIL CHRONICAL ONLINE
LICENSE AND DISTRIBUTION AGREEMENT
THIS EXCLUSIVE EMI-L CHRONICAL ONLINE(hereinafter referred to as “ECO”) LICENSE AND DISTRIBUTION AGREEMENT (hereinafter referred to as “Agreement”) is made and entered into on this (1st, day of August, 2007) (hereinafter referred to as “Effective Date”), by and between Gravity Co.,Ltd (hereinafter referred to as “Licensor”) a corporation duly organised and existing under the laws of the Republic of Korea (hereinafter referred to as “Korea”) and having its offices at 825-2 Yeoksam-Dong, Meritz Tower 14F, Kangnam-Gu, Seoul, Korea (hereinafter to as “Korea”)and GameCyber Technology Ltd., a corporation having its principal place of business at Room 908, 9/F, NanYang Plaza, No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong (hereinafter called “Licensee”).
RECITALS:
WHEREAS, Licensor entered into a license agreement (the “License Agreement’) with developer to distribute and publish the commercial service version of “Emil Chronicle Online” (“Game”);
WHEREAS, Licensee desires to enter into an exclusive license agreement with Licensor pursuant to which Licensee will make the Game available to players in the Territory specified below; and
WHEREAS, Licensor desires to grant such license to Licensee under the mutual terms and conditions herein below specified.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the parties hereto agree as follows:
Article 1
Definitions
The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.
1.1	“Affiliates” shall mean all affiliates and subsidiaries of Licensee in Hong Kong.

1.2	“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements hereto.

1.3	“Licensor” shall mean Gravity Co.,Ltd.

1.4	“Licensee” shall mean GameCyber Technology Ltd.,

1.5	“Closed Beta” shall mean the secured and non-public testing of the beta version of the localized Game by a select group of the end users prior to the Open Beta test, which is to be performed by Licensee in the Territory.

1.6	“Confidential Information” shall mean all materials, know-how, software or other similar types of information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and Technical Information as defines in this Agreement, as well as information, which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

1.7	“End Users” shall mean the users of the Game through a network game service system established and operated by Licensee with individually assigned ID Numbers for each End User.

1.8	“Game” shall have the meaning stipulated in the recitals above, and shall further be defined as including any modified, advanced, enhanced, expanded, upgrade or changed version of the Game distributed by Licensor for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or sequel to the Game which may be developed or distributed by Licensor after the execution of this Agreement shall be clearly excluded from the scope of this Agreement.

1.9	“Game Cards” shall mean the tangible and/or intangible card containing a unique code (or other unique mark) corresponding to a fixed length of play time for a single account of the Game.

1.10	“Game Point Deduction System” shall mean a Licensor-developed system which can real time deduct the game point from the account balance of the End Users when they are playing the Game.

1.11	“ID Number” shall mean an identification number assigned to each End User, with which such End User can access and use the network game service system established and operated by Licensee.

1.12	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights, whether registered or not, or whether developed by or on behalf of Licensor or Licensee, in or related to the Game or Technical Information.

1.13	“Local Language” shall mean the Chinese as used in Territory.

1.14	“Local Version” shall mean the Game provided in the Local Language.

1.15	“Open Beta” shall mean the secured testing of the beta version of the localized Game by offering the Game to the general public for free trial for a limited period of time prior to the commercial launch of the Game, which is to be performed by Licensee in the Territory.

1.16	“Parties” and “Party” shall mean Licensor and Licensee, collectively, individually, and respectively.

1.17	“Servers” shall mean the servers established, installed and operated by Licensee within or outside of the Territory only for the service of Game to End Users in the Territory.

1.18	“Net Revenue” shall mean the total sales amount of Licensee and its Affiliates paid by End Users for the Game in the Territory minus thirty five percent(35%)of the total sales amount said above for, including but not limited to business tax and channel cost and related surcharges.

1.19	“Billing System” shall mean the Licensee-developed calculation computer program to be installed in necessary units of computers of the Licensee in order to calculate the Gross Sales Amount.

1.20	“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and the installation, operation, maintenance, service and use thereof.

1.21	“Territory” shall mean the territory of Hong-Kong, Taiwan

1.22	“Developer” shall mean Gung Ho Online Entertainment, having its offices at 1-16-8F, Kandanishikichou, Chiyoda-ku Tokyo, Japan, that developed and owns all rights in computer programs of the ECO online.

1.23	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights in or related to the Game or Technical Information.

1.24	“Business Day” shall mean any day other than a Saturday, Sunday or any day designated as a holiday by the Chinese government.

1.25	“Game Database” shall mean all (End)User data collected and used to operate Game, including but no limited to, such game-play information, as character appearance (e.g., face/body) and/or attributes (e.g., level/ experience, point/skill),and/or item inventory and other statistics related with each and every one of the End Users.
Article 2
Grant of License
2.1	Licensor hereby grants to the Licensee, and the Licensee hereby accepts from Licensor, under the terms and conditions set forth in this Agreement, a non-transferable exclusive and royalty-bearing license within the Territory to do any or all of the following:
(1)	To maintain and operate the Game within the Territory, and to grant Subscriptions to Subscribers to access the Game within the Territory;

(2)	To reproduce, in object code form only, and to market, distribute and sell to Subscribers or potential Subscribers, the Client Software in CD-Rom medium format or through the Internet; and
(3)	To generate, market, promote, sell and distribute tangible or intangible Game Cards in accordance with market demands.
2.2	Licensee acknowledges and agrees that it has no rights or claims of any type to the Game except such rights by this Agreement, and the Licensee irrevocably waives and releases any claim to title and ownership rights including trade secret and copyright ownership in the Game.

2.3	Unless explicitly approved in writing by the Licensor, Licensee shall have no right to transfer or sublicense the rights granted under Article 2. Notwithstanding the foregoing, Licensor agrees that Licensee shall have the right to transfer or sublicense the rights together with the obligations under this Agreement to the Affiliates under condition that Licensee shall give 15 day notice in writing to the Licensor in which event the Licensor shall not unreasonably withheld its approval.

2.4	Licensee is permitted to appoint sub-distributors to market, promote, sell and distribute the client software in CD-ROM medium, through the internet and/or any other form, prepaid cards and/or other method for the local service, provided that the Licensee agrees to be responsible for each sub-distributor’s compliance with all of the terms and conditions contained herein applicable to the Licensee. Licensee will not knowingly appoint the sub-distributors who intend or are likely to resell them outside the Territory.

2.5	Any service, use, promotion, distribution and marketing of the Game outside the Territory and any use of the Technical Information for any purpose other than performance under this Agreement are strictly prohibited.

2.6	Licensee shall provide Game services only by way of the PC on-line method (excluding mobile access) using the Servers. However, in consideration of the current level of development of information technology in the Territory, which primarily operates on a narrow-band basis, Licensee shall be allowed to make Game services available by use of its own available equipment. Licensor shall provide Licensee detailed technical specifications for the hardware, software, and network connections required for the Game. Both Parties shall use commercially reasonable efforts to modify and upgrade the foregoing technical specifications so as to optimize the performance of the Game within the Territory.

2.7	The Game shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (“Title”) as originally created and used by Licensor, and/or as modified herein pursuant to the terms of Section 2.7. Notwithstanding the foregoing, if a change to any of the foregoing Titles is required as a result of any special lingual or social circumstance of the Territory, the Parties shall decide and use a new Title (“New Title”) for the Game. All of the rights in or to the Title and New Title shall be exclusively owned by Licensor and Licensee shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Licensor.

2.8	All of the rights in or to the Game, except as granted under this Agreement, including but not limited to the rights to the character business of the Game, shall remain exclusively with Licensor. However, Licensor will grant to Licensee the right of first negotiation for a period of ninety (90) days from Licensor decision to do so, the right to produce and/or sell and distribute in the Territory merchandise relating to the Game, including, but not limited to, character dolls, reproductions of the characters in collaterals, and other similar types of toys, gifts, collectibles, and other types of durable merchandise, as well as such other accessories, under a separate merchandising agreement. Such right of first negotiation within the foregoing ninety (90) days period shall include the right of Licensee to match any reasonable and bona fide offer received by Licensor from any third party.
Article 3
Delivery of Game and Localization
3.1	Subject to the terms and conditions of this Agreement, Licensor shall provide Licensee with its reasonable assistance and cooperation, including preparation of the Local Version and providing technical assistance, in order to enable a launch of the beta service and commercial service of the Game in the Territory.

3.2	Licensor shall deliver to Licensee all localization materials, including game texts, scripts, manual texts, documentation, marketing materials and/or image (the “Localization Materials”) for the Game in Korean language as needed for Licensee to localize the Game into Local Language for the exploitation of the Game within the Territory.

3.3	Upon receipt of the Localization Materials, Licensee shall, at its own expense, perform translation and/or recordings of the Localization Materials into the Local Language to cope with the reasonable satisfaction of Licensor (“Translations”). The Translations shall be made faithfully and accurately, shall be of good quality and shall consist of the whole of the textual, graphical and audio material provided in the Localization Materials, without alteration, abridgment, or supplement, unless Licensee has received the express written consent of Licensor approving such modification.

3.4	In case the Translations or contents of the Game requires modification because it may contain false, misleading, fraudulent, libelous or obscene matter or other matter which is unlawful or which will give rise to a criminal or civil cause of action and/or will otherwise be considered obscene, inappropriate, or offensive to the sensibilities of the subscribers located in the Territory due to cultural morals and norms, Licensee shall inform Licensor of such required modifications and the reasons therefore and Licensor shall consent to such modifications so long as such modifications are permitted under the License Agreement and do not materially change the original work.

3.5	Translations: Licensor reserves the right to disapprove the Translation before integration pursuant to Article 3.7 below. Licensee will submit the Translations to Licensor for review. Licensor shall then provide, within a reasonable amount of time, its acceptance or comments detailing modifications to the Translations, and Licensee shall take any modifications directed by Licensor into consideration and effect the reasonable modifications, and shall re-submit the new Translations to the Licensor and the above approval procedure shall be repeated until such items are approved by the Licensor.

3.6	Expenses: All costs and expenses arising from the performance of Licensee’s obligations in this Article 3 shall be borne by Licensee, including the costs of compensating all translators. Licensee agrees to obtain from all translators proper written grants of all rights to their works.

3.7	Schedule to service: Licensor and Licensee install Local Version at its servers in Territory for a test of operation, not later than sixty (60) days from the date of execution of this Agreement. The close beta test of the Game shall commence not later than ninety(90) days from the date of execution of this Agreement. Licensee shall launch the open beta test of the Game in the territory within sixty (60) days from the date of launch of the close beta test of the Game, and the commercial service of the Game in the Territory within sixty (_60_) days from the date of launch of the open beta test of the Game but no later than _sixty_ (60) days from the date of execution of this Agreement. The Parties agree to cooperate with each other and exert their best efforts to launch the services of the Game in accordance with the above schedule in this Article 3.7. The above target dates for launching the services of the Game may be changed by mutual agreement between the Parties.

3.8	The Game shall be serviced in the Territory only in the manners permitted by Licensor under this Agreement. Licensee shall be strictly prohibited from any modification, amendment or revision of any part of the Game including the title of the Game and the name of the characters in the Game, without the prior written approval of Licensor.

3.9	Billing System: Licensee’s Billing System must be tested, analyzed and approved by Licensor prior to be used in the Game and Licensor shall not unreasonably refuse to approve the Licensee’s Billing System If the Licensee’s Billing System is considered suitable for the Game by Licensor, such Billing System shall be applied to the Game. If Licensee’s Billing System has been unavoidable of serious technical conflicts against the Game and may cause serious problem for the Game service, Licensee shall immediately replace such defective Billing System with appropriate Billing System and in case that Licensor recommends an alternative Billing System to replace such defective Billing System above with, Licensee shall seriously consider such alternative Billing System. Licensee shall approve the real-time access of Licensor to the Billing System through the “temper-proof” database interface said below only for the purpose of collecting the information necessary to calculate Royalty payment under this Agreement. Licensee shall make best efforts to provide an appropriate database interface agreed between the Parties, which enables Licensor to monitor the aforementioned information in real-time basis fourteen (14) days prior to the commercialization date of the Game in the Territory.

3.10	Licensor and Licensee shall co-own the End Users’ database and billing database.
Article 4
Installation and Technical Support
4.1	Installation and Technical Support: During the term of this Agreement, Licensor shall provide Licensee with the installation and maintenance assistance and support as needed and requested by Licensee, sufficient enough to enable the Licensee to provide and maintain high-quality service for the Game. This assistance shall include, but not limited to, software installation and set-up, maintenance support, patches and updates used by the Game software, reasonable and appropriate support and assistance the localization of the Game into the Local Version, provision of training to Licensee’s personnel in respect of the maintenance and operation of the software for the Game, and reasonable modification of the Game as required by the local government and informed by the Licensee and adoption of Licensee’s reasonable suggestion in respect of any changes to the Game according to the market needs provided that any and all traveling and accommodation expenses actually incurred by any engineers dispatched by Licensor upon Licensee’s request to perform the above installation and maintenance assistance in this Section 4.1shall be borne by Licensee. Licensor shall also use best efforts to provide adequate security for the Game program and Game database, including, but not limited to the prevention of attacks by hackers, plug-in software, robots, worms, viruses and any other security threats to the Game program and Game database.
4.2	Licensee shall provide End-User with sufficient enough customer service supports for the Game.
4.3	Error: In the event Licensee discovers errors or bugs in the Game program which cause the program not to operate in material conformance to Licensor’s specifications, Licensee shall submit to Licensor a written report, via e-mail or by facsimile, describing the nature of such errors or bugs to permit Licensor to reproduce and/or correct such errors or bugs. Upon receipt of any such written reports, Licensor agrees to use its best efforts to respond to the reported errors or bugs promptly and also Licensor will try to respond to the reported errors or bug at the latest within forty eight (48) hours and prepare an update or patch program in a timely manner to correct such errors or bugs as early as practicable.
4.4	Hacking: In the event Licensee discovers any hacking activities, Licensee shall submit to Licensor a written report, via e-mail or by facsimile, describing the nature of such activities to permit Licensor to provide preventive measures. Upon receipt of any such written report, Licensor shall use its best efforts to respond to the reported hacking activities on an urgent basis to reduce or stop the impact to the Licensee.
4.5	Game Point Deduction System: Licensor shall provide the Licensee with the Game Point Deduction System of the Game no later than thirty (60) days before the commencement date of Commercial Service date.
4.6	During the term of this Agreement, Licensor shall receive Licensee’s personnel in its office in Korea for training with respect to the installation and service of the software for the Game and the installation, maintenance and operation of the Servers upon Licensee’s request. The number of the trainees from Licensee shall not exceed three (3) persons at one time and the total period of training shall not exceed seven (7) man-days (based on eight (8) hours of training per trainee per day) per person sent, unless otherwise agreed in writing by Licensor. All of the expenses for travel, lodging, food and other general living expenses incurred by such sent personnel of Licensee shall be borne by Licensee. Engineers sent by Licensor to Licensee shall provide training to any local staff if necessary.

4.7	Any further assistance may be rendered by Licensor upon mutual agreement of the Parties lasted until the end of commercial service of the Game.
Article 5
Payment and Taxes
5.1	License Fee

Licensee shall pay to Licensor a non-recoupable and non-refundable license fee (“License Fee”) in the amount of Four Hundred Thousand United States Dollars (US$400,000) in accordance with the following schedule and subject to the terms of this Agreement:
Within Forty five (45) Business Days after the execution of this Agreement and Licensee’s receipt of a written invoice in such amount from Licensor, the sum of One Hundred and Sixty Thousand US$ (US$160,000).
Within Fourteen (14) Business Days after the commencement of the opening beta test and Licensee’s receipt of a written invoice in such amount from Licensor, the sum of One Hundred and Twenty Thousand US$ (US$120,000).
Within Fourteen (14)Business Days after the commencement of the commercialization service of the Game and Licensee’s receipt of a written invoice in such amount from Licensor, the sum of One Hundred and Twenty Thousand US$ (US$120,000).
5.2	Minimum Guarantee Payment

Licensee agrees that during the One (1) year term commencing on the Commercial Launch Date, Licensee shall guarantee the minimum royalties of USD Three Hundred Thousand (the “Minimum Guaranteed Payment”) to Licensor in 4 equal installments according to the following schedule:
a)	Licensee shall pay to Licensor USD Seventy Five Thousand(US$75,000) in advance for every Three (3) months period starting on the Commercial Launch Date.

b)	The Minimum Guarantee shall be deemed as fully paid if the total of quarterly installments of the Minimum Guarantee and the Excessive Royalty reaches the amount of USD Three Hundred Thousand notwithstanding the payment schedule of the Minimum Guarantee. As such, no quarterly installment of Minimum Guarantee Payment shall be required from this point forward.
If Royalty excess The Minimum Guarantee, Licensee shall pay the Excessive Royalty to Licensor.and this Excessive Royalty is appropriated for next the Minimum Guarantee. The payment of the Excessive Royalty shall be made every 3 months along with that of Minimum Guaranteed Payment.

5.3	Royalty Payment and Report

Royalty shall be calculated at Thirty Five percent (35%) of the Net Revenue paid by End Users (as defined in Article 1.7 above) from the Commercial Services (“Royalty”). The payment of Royalty shall begin and be paid quarterly. Licensee shall also provide Licensor with a report (“Royalty Report”) on a monthly basis within Fifteen (15) days after the end of the applicable month. Each Royalty Report shall contain detailed information concerning the calculation of Net Revenue for the applicable month.

5.4	Manner of Payment: Any and all payments under this Agreement by Licensee to Licensor shall be made in US Dollars (USD) and by wire transfer to any bank account designated by Licensor.

5.5	Interest: In the event any payment is not made by Licensee within the due date described in this Agreement, a default interest at the rate of fifteen percent (15%) per annum of the actual amount of the delayed payment shall be applied. For the avoidance of doubt, Licensor’s entitlement to such Default Interest pursuant to this Section 5.5 shall not affect any of the other rights of Licensor under this Agreement.

5.6	Tax : Any and all taxes including the sales tax, value added tax, income tax, duties, fees and other government charges of any kind on any payment to Licensor under this Agreement shall be borne by Licensee. Licensee shall hold Licensor harmless from all claims and liability arising from Licensee failure to report or pay such taxes, duties, fees and other governmental charges of any kind. Licensee shall be entitled to withhold from the payment of Royalty to Licensor such relevant withholding taxes pursuant to taxing authorities or relevant tax treaty. In the event withholdings are made, Licensee shall promptly furnish Licensor with official tax receipts issued by appropriate tax authorities or such other evidence as is reasonably requested by Licensor to establish that such taxes have been paid so as to enable Licensor to support a claim for credit against income taxes which may be paid by Licensor. Licensee is allowed to withhold such tax no more than twenty percent (20%) strictly limited to the revenue generated from Taiwan only.
Article 6
Report & Audit
6.1	Licensee shall provide Licensor with all relevant and non-privileged information pertaining to on the development of its business in relation to the Game. Without limiting the generality of the foregoing, Licensee shall inform Licensor promptly in the event of its launch of the beta service or the commercial service of the Game.

6.2	Licensee shall report to Licensor with all relevant and non-privileged information pertaining to the Game operation. Licensee shall provide Licensor with a monthly report in writing on its business activities in relation to the Game, including, but not limited to, the number of End User, the fees charged by Licensee, the total service amounts for the pertinent month, advertising activities and the expenses therefore, complaints received from End Users and market trends in the Territory.

6.3	Licensee shall keep all of their records, including all contractual, accounting documents, company related documents in relation to its business and other activities related to this Agreement in its principal offices during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement.
6.4	During the term of this Agreement and for five (5) years after the expiration or termination hereof, Licensor may by itself or through one of the main international accounting firms (defined as PWC, KPMG, Ernst & Young, and Deloitte & Touche) designated by Licensor investigate and audit the accounting documents of Licensee with respect to its Game business upon fourteen (14) days prior written notice to Licensee. Such audit shall be made subject to the Generally Accepted Accounting Principles. For this purpose, Licensor may request Licensee to produce relevant documents, and may visit Licensee’s office and make copies of Licensee’s documents. Licensee shall provide all assistance and co-operation required by Licensor for such investigation and audit at no cost to Licensee.

6.5	All expenses incurred for such investigation and audit shall be borne by Licensor.

6.6	If the results of such review disclose a deficiency in any royalty payable by Licensee to Licensor in excess of two percent (2%) for any period, then Licensee shall promptly reimburse Licensor for the entire costs of such review and inspection including, but not limited to professional fees, traveling and accommodation expenses. Licensee shall also pay the shortfall in the royalties ascertained to be due from such review and inspection including any interest at the rate of three percent (3%) per month for the shortfall.
Article 7
Advertising & Promotion
7.1	Licensee shall exert its best efforts to advertise, promote and perform marketing activities for the Game in the Territory.
7.2	For the advertising and promotion of the Game in the Territory, Licensee agrees to spend a minimum of Four Hundred Thousand United States Dollars (US$400,000) for Three (3) years after the Effective Date of this Agreement Such amount shall include funds spent directly by Licensee or by third parties with which Licensee has marketing or distribution agreements. Licensee shall provide Licensor with detailed information on Licensee’s advertising activities every quarter in the Quarterly Reports as stipulated in Article 6.2 In addition, Licensee shall provide Licensor with a separate marketing activity report on June 30 and December 31 of each year covering the preceding six (6) months’ period. Such report shall be made within thirty (30) days after the end of the last month of half year period.
7.3	Licensor shall provide Licensee with samples of the marketing and promotional materials for the Game that have been or will be produced or on behalf of Licensor during the term of this Agreement. Licensee shall pattern all of its advertising, marketing and promotional materials for the Game in the Territory after the samples furnished to Licensee by Licensor, and Licensee shall provide Licensor with samples of the advertising, marketing and promotional materials for the Game produced by Licensee no later than seven (7) days before launching of each campaign. Within seven (7) days after the receipt of samples of Licensee’s advertising, marketing and promotional materials, Licensor shall notify Licensee in writing of Licensor’s approval or disapproval thereof, or of any changes that Licensor may require Licensee to make thereto. Licensor’s failure to respond within the said period of seven (7) days after receipt of such samples of advertising material shall be deemed as approval of such advertising materials.
7.4	Except as otherwise provided herein, the ownership of and the copyright in the marketing and advertising materials produced or used by Licensee on the Game (“Advertising Materials”) shall remain exclusively with Licensor, and Licensee shall not use the Advertising Materials for any purpose other than the promotion, marketing and advertising of the Game permitted under this Agreement. Licensee shall transfer any and all intellectual property rights or copyrights in and to the Advertising Materials (including the rights to register such intellectual property rights or copyrights) (“Transferred Rights”) to Licensor for free upon completion of the relevant Advertising Materials and shall not, or any relevant person not to, exercise any personal or moral rights to such Transferred Rights.
7.5	Licensee may provide End Users with such number of free points and free accounts as may be reasonably necessary, at Licensee’s sole discretion, for the purposes of the promotion, operation and advertisement of the Game only with prior written approval from Licensor. The detailed information on the free points and accounts provided by Licensee to End Users shall be provided to Licensor on a quarterly basis in the Quarterly Report as stipulated in Article 6.2.
7.6	Licensee shall be serviced, promoted, distributed and marketed under any laws and regulations in the Territory.
7.7	Licensee shall not remove or change any intellectual properties including copyrights, trademarks, and any other intellectual property rights of Licensor or any third party who have a valid intellectual property right related to the Game.
Article 8
Other Obligations of Licensee
8.1	Licensee shall exert its best efforts to supply, distribute and promote the Game in the Territory.
8.2	Except as provided herein, Licensee shall be solely responsible for service, use, promotion, distribution and marketing of the Game in the Territory, and Licensor shall not be responsible for or obligated to provide any of the foregoing above and beyond the obligations stipulated in this Agreement.
8.3	Licensee shall provide full and comprehensive installation and maintenance support to End Users to assist them in their use of the Game, including but not limited to Licensee’s maintaining 24-hour installation and maintenance contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for on-line game operation.

8.4	Licensee shall provide its best efforts to protect the Intellectual Property rights of Licensor and shall assist Licensor to procure appropriate legal and administrative measures against any and all activities by third parties infringing the Game or any of the Intellectual Property rights of Licensor on or in relation to the Game, including without limitation to, manufacture or sales of counterfeiting CDs, manuals, workbooks or other products.

8.5	Licensee shall abide by all laws and regulations of the Territory in its performance of this Agreement including service, use, promotion, distribution and marketing of the Game in the Territory.

8.6	Licensee shall provide a prior written notice to Licensor in the event Licensee intends to change its marketing strategies, including advertising, marketing, promotional materials, product packaging and price policies relating to the Game, and other important policies.

8.7	Licensee shall indemnify and hold harmless Licensor and its officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim by a third party on or in relation to Licensee’s service, use, promotion, distribution and marketing of the Game in the Territory.

8.8	Upon Licensor request, Licensee shall provide Licensor with a reasonable amount of suitable office space and office supplies in Licensee office for the auditing activities of Licensor. Access to such office space shall be limited only to persons designated by Licensor. All expenses incurred by Licensor employees sent to Licensee offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees during their stay at such offices shall be borne and paid by Licensor.

8.8	Licensee shall not (1) copy, modify, display or distribute to any person all or any part of the Game, except as provided for herein; (2) disassemble, decompile or reverse engineer the Game, or any part thereof; (3) use, distribute or provide the Game to any third parties, except as authorized in this agreement; (4) distribute or make the Game, or any executables derived or produced therefrom; (5) knowingly distribute, make available or disclose the Game to any third party except as authorized herein; (6) license, sublicense, distribute or make available the Game to any third party, except as provided in this Agreement; (7) or assist any other person or entity in doing any of the foregoing. Licensee shall use commercially reasonable efforts to prevent any third party from doing all or any of the foregoing without the permission of Licensor. Licensee shall be responsible for all matters arising out of any payment relating to sub-distributor.
Article 9
Technical Information and Intellectual Property
9.1	Technical Information and Intellectual Property shall be exclusively owned by Licensor and Developer, whether or not specifically recognized or registered under applicable law and Licensee shall acquire any and all Intellectual Property related to any localization or modification of the Game at its own cost and responsibility and transfer such Intellectual Property to Licensor for free upon acquisition thereof and shall not, or cause any relevant person not to, exercise any personal or moral rights to such Intellectual Property and this Agreement shall not grant Licensee or permit Licensee to exercise any right or license in or to the Technical Information and Intellectual Property except for the License granted under this Agreement. Licensee shall not obtain or try to obtain any registered industrial property or copyright in or over any of the Technical Information and Intellectual Property of Licensor regardless of the Territory and exploitation area.

9.2	Except in the case of Licensee wilful misconduct or negligence, Licensor shall resolve and compensate for any claims (any special, indirect, consequential or punitive damages or attorneys’ fees are excluded) against Licensee by a third party [alleging infringement of any copyrights or trademarks by Licensee] with respect to the copyrights or trademarks of the Game, provided that (1) Licensee shall promptly notify Licensor of such claim; (2) Licensee shall acknowledge that Licensor shall have reasonable initiative in the defence of such claim and/or any related settlement negotiations; and (3) Licensee provides any reasonable assistance requested by Licensor in connection with such claim.
9.3	Licensee shall not change or remove any mark (including any rights such as copyright or trademark rights) on the Game. Licensee shall cause all of its services and advertisements to bear the copyright mark “© GungHo Online Entertainment, Inc.” at a conspicuous location.
Article 10
Limitation of Liability
10.1	Except as may be otherwise provided for herein, Licensor makes no warranties, express or implied, concerning the Game including but not limited to its merchantability or salability in the Territory.

10.2	In no event will either party be liable to the other for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such party has been advised of the possibility of such damage.

10.3	The aggregate liability of either Party under or relating to this Agreement whether in contract, tort (including without limitation negligence and misconduct) or otherwise, shall be limited to an amount equal to the total amount of the payments made by Licensee during the preceding period of six (6) months.

10.4	Licensee shall solely be responsible for any and all obligations to End Users imposed by the government of the Territory and Licensee shall indemnify and protect Licensor against any and all claims by End Users due to faults attributable to Licensee in the event that Licensee terminates the service of Game to End Users for any reason whatsoever and/or this Agreement for any reason whatsoever.

10.5	In the event Licensee discovers any source code leaking, Licensee shall submit to Licensor a written report, via e-mail or by facsimile, describing the nature of such leakage to permit Licensor to provide preventive measures. Upon receipt of any such written report, Licensor shall use its best efforts to respond to the reported source code leakage on an urgent basis to reduce or stop its impact to the Licensee.
Article 11
Confidentiality
11.1	All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its officers, employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its officers, employees, consultants and advisors.
11.2	Either Party shall not disclose to any third party, without the other Party’s written consent, any contents of this Agreement except as otherwise permitted hereunder, or as required by any regulatory authorities or court orders, or as related to any filing with Security and Exchange Commission of the country where the disclosing Party is listed.
11.3	In the event that any Confidential Information, including but not limited to the source codes of the Game, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including but not limited to any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.
11.4	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;
(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)	either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the receiving Party for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information;

(e)	is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, the receiving Party shall provide prior written notice of such disclosure to the disclosing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure; or

(f)	is necessary to be disclosed by the receiving Party for filing with Security and Exchange Commission of the country where the disclosing Party or its investor is listed.
Article 12
Term
12.1	This Agreement shall become effective on the Effective Date of this Agreement and shall remain in effect till the end of Three (3) years counted from the commercial service date, unless sooner terminated in accordance herewith.
Article 13
Termination
13.1	This Agreement may be terminated upon the mutual agreement of the Parties.

13.2	Each Party shall have the right to immediately terminate this Agreement:
(a)	upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)	if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

(c)	in accordance with Section 13.3 below.

(d)	upon termination of the License Agreement
13.3	Notwithstanding Section 13.2 above, Licensor may immediately terminate this Agreement upon a written notice to Licensee:
(a)	if Licensee fails to pay any due payments including License fee or Royalty Payments, for any given month as set forth in Article 5.3, within twenty (20) days after receiving written notice from Licensor for late payment;

(b)	in the event of a willful, gross understatement by Licensee of the License fee payments due Licensor without any justifiable reasons, as defined in Article 6.6 above;

(c)	if the Closed Beta test of the Game is not launched in the Territory within the period set forth in Article 3.7, unless such failure has been caused by Licensor or is due to force majeure event as set forth in Article 14;

(d)	if the commercial service of the Game is not launched in the Territory within the period set forth in Article 3.7, unless such failure has been caused by Licensor or is due to force majeure event as set forth in Article 14; or

(e)	if the service of the Game in the Territory is stopped, suspended, discontinued or disrupted for more than fifteen (15) consecutive days during the term of this Agreement due to causes attributable to Licensee.; or

(f)	if Licensee provide free or unreasonably low-priced, compared to market value, accounts to End Users in the Territory except for Article 7.5 ;
13.4	Upon termination, all rights granted to Licensee hereunder shall immediately cease and shall revert to Licensor, and Licensee shall immediately cease servicing of the Game and return to Licensor any and all software, technical documents and other materials or information provided by Licensor to Licensee under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, Licensee shall provide and deliver to Licensor any and all such information and documents related to the Game, including but not limited to database related to the Game and information and/or data source about the Game users, as may be requested by Licensor.
13.5	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 6, 9, 10, 11, and 13.4, which shall survive the expiration or termination of this Agreement.
13.6	Licensor shall have no liability to Licensee for damages of any kind, including indirect, incidental or consequential damages, on account of the termination or expiration of this Agreement in accordance with its terms.
13.7	Upon termination or expiration of this Agreement, Licensee shall shut down and terminate the service of Game provided by Licensee. Licensor shall have the right to assume the service of the Game one (1) month prior to such termination. Licensor may elect to purchase any equipment purchased by Licensee for the service of the Game at the fair market value of such equipment on the date Licensor elects to assume the service of the Game as determined by an independent third party expert appointed by mutual consent of the Parties.

Article 14
Force Majeure
14.1	Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities or, acts of God or the public enemy. Force majeure shall include actions taken by the government of Japan or agencies thereof, which restrict the ability of Licensee to remit payments to Licensor under this agreement, or failure of the government of Japan or agencies thereof to approve such payments.
14.2	If the default, delay or failure to perform as set forth above in Article 14.1 exceeds one hundred eighty (180) days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.
Article 15
General Provisions
15.1	Licensee may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of the other Party. Licensor may, with prior written notice to Licensee, assign, delegate or otherwise transfer all or part of its rights, obligations and responsibilities under this Agreement to a third party designated by Licensor.
15.2	It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Licensee shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.
15.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:
If ,to Licensor.
Attention: Mr. Charles Baik
825-2 Yeoksam-Dong, Meritz Tower 14F, Kangnam-Gu, Seoul, Korea
Tel:+82-2-2019-6000

Fax: +82-2-2019-6064
If to Licensee
Attention: Ms. Vanessa Lam
Room 908, 9/F, NanYang Plaza, No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel:+(852) 2345-3182
Fax: +(852) 2345-3007
15.4	No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.
15.5	This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.
15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.
15.7	This Agreement may be amended only upon the execution of a written agreement between Licensor and Licensee that makes specific reference to this Agreement.
15.8	This Agreement shall be governed by and construed in accordance with the laws of the Republic of Korea.
15.9	All disputes, controversies, or differences which may arise between the Parties, out of or in relation to or in connection with this Agreement, or for the breach thereof, shall be finally settled by arbitration in Seoul, Korea, in accordance with Arbitration Rules of the Korean Commercial Arbitration Board and under the laws of the Republic of Korea. The award rendered by the arbitrator shall be final and binding upon both Parties concerned.
15.10	If any article, sub-article or other provision of this Agreement or the application of such section, subsection or provision, is held invalid, then the remainder of the Agreement, and the application of such section, subsection or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.
IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above-written.

Gravity Co.,Ltd			GameCyber Technology Ltd.,

By:			By:

	Name:	Il Young, Ryu		Name:	Wong Chak Kiu
	Title:	Chairman & CEO		Title:	CEO
	Date:			Date:	June 20th, 2007